UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December 2008

0-29714
(Commission file number)

ICON plc
(Registrant’s name)

South County Business Park, Leopardstown, Dublin 18, Ireland.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

3.1	Memorandum of Association of Icon Public Limited Company (as amended by Special Resolution up to and including 21st July 2008)

3.2	Articles of Association of Icon Public Limited Company (as amended by Special Resolution up to and including 21st July 2008)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

December 5, 2008	/s/ Ciaran Murray
Date	Ciaran Murray
Chief Financial Officer